UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number:
001-32697

CUSIP Number:
023850100

(Check one): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR
☐ Form N-CSR

For Period Ended: June 30, 2015

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended: Not applicable

Read Instruction (on back page) Before Preparing Form. Please Print or Type: Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not applicable

PART I - REGISTRANT INFORMATION

American Apparel, Inc.
Full Name of Registrant

N/A
Former Name if Applicable

747 Warehouse Street
Address of Principal Executive Office (Street and Number)

Los Angeles, California 90021
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense:

☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will, be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

American Apparel, Inc. (the "Company") has determined that it is unable to file its Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2015 (the "Q2 2015 Form 10-Q") within the prescribed time period without unreasonable effort or expense for the reasons described below:
During the preparation and review of its interim financial statements for the fiscal quarter ended June 30, 2015, the Company identified potential non-compliance with its covenants for certain minimum financial ratios contained in its asset-backed revolving credit facility with Capital One Business Credit Corp. ("Capital One" and such facility, the "Capital One Credit Facility") described in more detail below, and the Company has been in ongoing discussions with Capital One and other financial stakeholders regarding potential waivers to such facility that may be required by such potential defaults. As a result of those ongoing discussions and other related matters that have required the attention of senior management and other key personnel, the Company could not, without unreasonable effort and expense, complete its financial statements for the three and six months ended June 30, 2015 and related disclosures and, consequently, could not file its Q2 2015 Form 10-Q within the prescribed time period. The Company currently intends to file the Q2 2015 Form 10-Q within 5 calendar days of its prescribed due date.
The Company is currently engaged in discussions with Capital One with respect to a waiver of the Company's noncompliance with, and any actual or potential event of default resulting from such noncompliance with, certain financial maintenance covenants under the Capital One Credit Facility for the second quarter of 2015. In addition, the Company has been informed by Standard General Group ("Standard General") that it intends to purchase all of the loans and commitments outstanding under the Capital One Credit Facility in accordance with its previously disclosed March 2015 agreement with Capital One. There can be no assurance that such waivers will be obtained on terms acceptable to the Company or at all, and the failure to obtain such waivers could have a material adverse effect on the Company's financial condition and results of operations.
Additionally, the Company has been working with its advisers and has begun discussions with certain key financial stakeholders to analyze potential strategic and financial alternatives, which may include, among other things, refinancing or new capital raising transactions, amendments to or restructuring of its existing indebtedness and other obligations, and consideration of other restructuring and recapitalization transactions.
As of the date of this filing, substantial uncertainty exists as to the ultimate outcome of our discussions with Capital One and our other financial stakeholders, and there are no assurances that such efforts will result in any transaction or agreement, or that any such transaction or agreement, if proposed and/or implemented, will be successful. The Company does not currently expect that it will have sufficient financing commitments to meet funding requirements for the next twelve months without raising additional capital and/or entering into some other financing transaction or agreement, and there can be no assurances that it will be able to raise such additional capital or refinance its obligations. In addition, whether or not any such transactions or agreements were implemented or successful, the Company's existing and any new investors could suffer substantial or total losses of their investment in its common stock.

PART IV - OTHER INFORMATION

(l) Name and telephone number of person to contact in regard to this notification:

HASSAN N. NATHA, Executive Vice President and Chief Financial Officer
(Name)

(213)	488-0226
(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Results of Operations for the Three Months Ended June 30, 2015
Net sales for the three months ended June 30, 2015 are estimated at $134 million, a decrease of approximately 17%, or $28 million, from the same period in 2014. Excluding the year over year impact from foreign exchange and stores closed in 2014, comparable net sales decreased 14% from the same period in 2014. Net sales also decreased approximately $3 million due to the store closures. In addition, the unfavorable impact of foreign currency exchange rate changes contributed to the sales decrease of approximately $6.2 million.
Gross profit for the three months ended June 30, 2015 is estimated at $62 million, or 46% of net sales, as compared to $82 million, or 51% of net sales, for the same period in 2014.
Operating expenses for the three months ended June 30, 2015 are estimated at $71 million, or 53% of net sales, as compared to $80 million, or 49% of net sales, for the same period in 2014.
Loss from operations for the three months ended June 30, 2015 is estimated at $13 million as compared to income from operations of $3 million for the same period in 2014.
Net loss for the three months ended June 30, 2015 is estimated at $19 million (approximately $0.11 per share) as compared with $16 million (approximately $0.09 per share) for the same period in 2014.
Adjusted EBITDA for the three months ended June 30, 2015 is estimated at $4.1 million as compared with $15.9 million for the same period in 2014. See below for reconciliation of net loss to Adjusted EBITDA.
Results of Operations for the Six Months Ended June 30, 2015
Net sales for the six months ended June 30, 2015 are estimated at $259 million, a decrease of 14%, or $41 million, from the same period in 2014. Excluding the year over year impact from foreign exchange and stores closed in 2014, comparable net sales decreased 10% from the same period in 2014. Net sales also decreased approximately $5.3 million due to the store closures. In addition, the unfavorable impact of foreign currency exchange rate changes contributed to the sales decrease of approximately $11.3 million.
Gross profit for the six months ended June 30, 2015 is estimated at $109 million, or 42% of net sales, as compared to $154 million, or 52% of net sales, for the same period in 2014.
Operating expenses for the six months ended June 30, 2015 are estimated at $142 million, or 55% of net sales, as compared to $159 million, or 53% of net sales, for the same period in 2014.
Loss from operations for the six months ended June 30, 2015 is estimated at $36 million as compared to $5 million for the same period in 2014.

Net loss for the six months ended June 30, 2015 is estimated at $46 million (approximately $0.26 per share) as compared with $22 million (approximately $0.14 per share) for the same period in 2014.
Adjusted EBITDA for the six months ended June 30, 2015 is estimated at negative $3.8 million as compared with $16.7 million for the same period in 2014. See below for reconciliation of net loss to Adjusted EBITDA.
As a result of the net loss for the six months ended June 30, 2015, stockholders' deficit as of June 30, 2015 is estimated at $161 million, as compared with stockholders' deficit of $116 million as of December 31, 2014.
Net cash used in operating activities for the six months ended June 30, 2015 is estimated at $14 million as compared with net cash provided by operating activities of $1 million for the same period in 2014. Cash used in investing activities for the six months ended June 30, 2015 is estimated at $2 million as compared with $7 million for the same period in 2014. Cash provided by financing activities for the six months ended June 30, 2015 is estimated at $15 million as compared with $8 million for the same period in 2014. In May 2015, the Company commenced a $10,000 "at-the-market" offering program, resulting in sales of approximately 4 million shares of its common stock for net proceeds of approximately $2 million. Net increase in available cash for the six months ended June 30, 2015 is estimated at $1 million.
As of June 30, 2015, the Company had an estimated $7 million in cash and $6 million of availability for additional borrowings under the Capital One Credit Facility (subject to the right of Capital One to prevent us from making any additional borrowings, and potentially accelerating the maturity of the loan, while any default or event of default (as discussed in Part III above) has occurred and is continuing).
EBITDA add backs
Sale of slow-moving inventory program discounts - In the first quarter management implemented an initiative to accelerate the sale of slow moving inventory with a graduated sales discount program through our retail and online sales channels, as well as through certain off-price channels. The program resulted in a significant reduction of slow moving inventory. This program is a part of management’s strategic shift to change the profile of our inventory and actively reduce inventory levels to improve store merchandising, working capital and liquidity. There was minimal activity related to this program in the second quarter.
Customs settlements and contingencies - As previously disclosed, we have been subject to, and have recorded charges related to, customs and similar audit settlements and contingencies in certain jurisdictions.
Litigation and professional fees - We incurred additional legal, litigation and consulting costs related to various claims and lawsuits and the sale of the slow moving inventory in the first quarter.
Employment settlements and severance - In 2011, an industrial accident at our facility in Orange County, California resulted in a fatality to one of our employees, and in accordance with law, a mandatory criminal investigation was initiated. In addition, we had previously disclosed employment-related claims and experienced unusually high employee severance costs during 2014.
Lease amendment - On July 27, 2015, we entered into a second amendment to the lease agreement for our headquarters and manufacturing facility in Los Angeles, California, resolving certain alleged breaches under the lease agreement with the landlord.

Definitions and Disclosures Regarding Non-GAAP Financial Information
The Company reports and discusses its operating results using financial measures consistent with generally accepted accounting principles (GAAP) and believes that this should be the primary basis for evaluating the Company's performance.
The preceding discussion of the Company's results of operations includes a discussion of non-GAAP financial measures including the following: Adjusted Earnings before Interest, Taxes, Depreciation and Amortization (Adjusted EBITDA); gross profit, excluding significant charges; operating expenses, excluding significant charges; and (loss) income from operations, excluding significant charges. These non-GAAP measures should not be viewed as alternatives or substitutes for GAAP reporting.
The Company believes the presentation of these non-GAAP measures is useful to investors because they are used by lenders to measure its ability to service debt, by industry analysts to determine the market value of the Company and by management to identify cash available to service debt, make investments, maintain capital assets and fund ongoing operations and working capital needs. Additionally, these measures allow management to gauge company operating performance by isolating the effects of significant charges.
Adjusted EBITDA is calculated as income or loss from operations plus income tax provision, interest expense, depreciation and amortization, share based compensation expense, retail store impairment, and the effects of significant charges (sale of slow moving inventory, and internal investigation, litigation and professional fees), plus or minus unrealized gain or loss on change in fair value of warrants and foreign currency transaction gain or loss.
Gross profit, excluding significant charges, is calculated as gross profit less significant charges related to the sale of slow moving inventory, and internal investigation, litigation and professional fees.
Operating expenses excluding a significant charge is calculated as operating expenses less significant charges related to the internal investigation, litigation and professional fees.
Loss from operations excluding a significant charge is calculated as loss from operations less a significant charge related to the sale of slow moving inventory, and internal investigation, litigation and professional fees.

Calculation and Reconciliation of Consolidated Adjusted EBITDA
(in thousands)
(unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2015	2014	2015	2014
Net Loss	$(19,350)	$(16,205)	$(45,774)	$(21,671)
Income tax provision	191	504	928	978
Interest expense	10,467	10,019	20,248	20,058
Depreciation and amortization	5,395	6,703	10,727	13,418
Unrealized (gain) loss on change in fair value of warrants	(4,413)	8,202	(11,921)	(4,465)
Retail store impairment	3,120	229	3,178	728
Share-based compensation expense	311	1,533	414	2,658
Foreign currency transaction loss and other expense	109	60	593	184
Legal, litigation and consulting fees incurred for various lawsuits and claims	3,589	1,356	5,055	1,356
Effect of sales discounting on slow moving inventory	1,710	0	9,755	0
Employment settlements and severance	446	2,728	446	2,728
Customs contingencies and settlements	287	0	287	0
Lease amendment	2,070	0	2,070	0
Lease termination cost	178	761	178	761
Consolidated Adjusted EBITDA	$4,110	$15,890	$(3,816)	$16,733

Significant Charges
The table below summarizes the impact to our earnings of certain costs which we consider to be significant and presents gross profit, operating expenses and income from operations an as-adjusted basis, together with the reconciliation to the most directly comparable GAAP measure (in thousands, except for percentages; unaudited):

	Three Months Ended June 30,
	2015	% of Net Sales	2014	% of Net Sales
Gross profit	$61,546	45.8%	$82,387	50.7%
Sales of slow moving inventory	1,710		0
Customs settlements and contingencies	287		0
Gross profit - adjusted (Non-GAAP)	$63,543	46.7%	$82,387	50.7%

Operating expenses	$71,422	53.1%	$79,578	49.0%
Litigation and professional fees	(3,589)		(1,356)
Employment settlements and severance	(446)		(2,728)
Lease amendment	(2,070)		0
Lease termination cost	(178)		(761)
Operating expenses - adjusted (Non-GAAP)	$65,139	48.5%	$74,733	46.0%

(Loss) income from operations	$(12,996)	(9.7)%	$2,580	1.6%
Sales of slow moving inventory	1,710		0
Customs settlements and contingencies	287		0
Litigation and professional fees	3,589		1,356
Employment settlements and severance	446		2,728
Lease amendment	2,070		0
Lease termination cost	178		761
(Loss) income from operations - adjusted (Non-GAAP)	$(4,716)	(3.5)%	$7,425	4.6%

	Six Months Ended June 30,
	2015	% of Net Sales	2014	% of Net Sales
Gross profit	$109,008	42.1%	$154,361	51.5%
Sales of slow moving inventory	9,755		—
Customs settlements and contingencies	287		0
Gross profit - adjusted (Non-GAAP)	$119,050	44.4%	$154,361	51.5%

Operating expenses	$141,756	54.8%	$158,549	52.9%
Litigation and professional fees	(5,055)		(1,356)
Employment settlements and severance	(446)		(2,728)
Lease amendment	(2,070)		0
Lease termination cost	(178)		(761)
Operating expenses - adjusted (Non-GAAP)	$134,007	51.8%	$153,704	51.3%

Loss from operations	$(35,926)	(13.9)%	$(4,916)	(1.6)%
Sales of slow moving inventory	9,755		—
Customs settlements and contingencies	287		0
Litigation and professional fees	5,055		1,356
Employment settlements and severance	446		2,728
Lease amendment	2,070		0
Lease termination cost	178		761
Loss from operations - adjusted (Non-GAAP)	$(18,135)	(7.0)%	$(71)	0.0%

Safe Harbor for Forward-Looking Statements

Information in this Form 12b-25 report regarding the Company's forecasts, business outlook, expectations and beliefs are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. All forward-looking statements included in this report, including estimated financial results and results of operations, expectations regarding its Capital One Credit Facility and its other indebtedness and any potential default and waivers or amendments thereto, the acquisition of such facility by Standard General, the status and result of discussions and negotiations with other financial stakeholders regarding restructuring transactions, the Company's liquidity and business outlook, and the timing, form and content of the Company's Q2 2015 Form 10-Q, are based upon information available to the Company as of the date of this report, which may change, and the Company assumes no obligation to update any such forward-looking statements. These statements are not guarantees of future performance and actual results could differ materially from the Company’s current expectations. Factors that could cause or contribute to such differences include, among others, the risks and uncertainties of the Company's business and operations detailed from time to time in the Company’s filings with the SEC, including without limitation those described under the heading "Risk Factors" in the Company's Annual Report on Form 10-K filed on March 25, 2015, as amended, as well as subsequent registration statements, amendments or other reports that the Company may file from time to time with the SEC and/or make available on its website. The Company assumes no obligation and does not intend to update any forward-looking statements provided herein, whether as a result of new information, future events or otherwise.

American Apparel, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	August 11, 2015	By:	/s/ HASSAN N. NATHA
Executive Vice President and Chief Financial Officer